SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

July 6, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other Events

Petroleum Development Corporation (PETD) today announced that on July 5, 2007 the Company received confirmation from NASDAQ Listing Qualifications Panel of the Company's compliance with all NASDAQ marketplace rules. Accordingly, the Panel determined to continue the listing of the Company's securities on the NASDAQ Global Select Market.

A copy of the Press Release associated with this announcement is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

            PRESS RELEASE:

                    Petroleum Development Corporation Receives Confirmation of Compliance with
                    NASDAQ Rules

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: July 9, 2007

By: /s/ Richard, W. McCullough
          Richard W. McCullough
          Chief Financial Officer



NEWS FROM
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: July 6, 2007
CONTACT: Celesta M. Miracle - (304) 842-3597 ~ http://www.petd.com

Petroleum Development Corporation Receives
Confirmation of Compliance with NASDAQ Rules

Bridgeport, West Virginia: Petroleum Development Corporation (NASDAQ/GSM:PETD) today announced that on July 5, 2007 the Company received confirmation from NASDAQ Listing Qualifications Panel of the Company's compliance with all NASDAQ marketplace rules. Accordingly, the Panel determined to continue the listing of the Company's securities on the NASDAQ Global Select Market.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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120 Genesis Blvd. • PO Box 26 • Bridgeport, West Virginia 26301 • (304) 842-3597